Overview

We are a growth-oriented company based in Houston, Texas focused on operating integrated refining, logistics and distribution businesses in niche markets. We also manage and maintain interests in other energy and infrastructure businesses. We were created through the successful reorganization of Delta Petroleum Corporation ("Delta") in August 2012. The reorganization converted approximately $265 million of unsecured debt to equity and allowed us to preserve significant tax attributes. We changed our name from Par Petroleum Corporation to Par Pacific Holdings, Inc. effective October 20, 2015.

Our business is organized into three primary operating segments:

1) **Refining** - Our refinery in Kapolei, Hawaii produces ultra-low sulfur diesel, gasoline, jet fuel, marine fuel and other associated refined products primarily for consumption in Hawaii.

2) **Retail** - Our retail outlets sell gasoline, diesel and retail merchandise throughout the island of Oahu as well as the neighboring islands of Maui, Hawaii and Kauai. Our retail network includes Tesoro and "76" branded retail sites, company-operated convenience stores, sites operated in cooperation with 7-Eleven and other sites operated by third parties.

3) **Logistics** - We own and operate terminals, pipelines, a single-point mooring and trucking operations to distribute refined products throughout the island of Oahu as well as the neighboring islands of Maui, Hawaii, Molokai and Kauai.

We also own an equity investment in Laramie Energy, a joint venture entity focused on producing natural gas in Garfield, Mesa and Rio Blanco Counties, Colorado.

During the fourth quarter of 2015, we changed our reportable segments to separate our logistics operations from our refining operations due to a change in senior leadership, organizational structure, the acquisition of Par Hawaii, Inc. ("PHI") and to reflect how we currently make financial decisions and allocate resources. We have five reportable segments: (i) Refining, (ii) Retail, (iii) Logistics, (iv) Texadian and (v) Corporate and Other. We previously reported results for the following four business segments: (i) Refining and Distribution, (ii) Retail, (iii) Natural Gas and Oil Production and (iv) Commodity Marketing and Logistics. We have recast the segment information for the three and six months ended June 30, 2015 to conform to the current period presentation. Please read Note 15—Segment Information to our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q for detailed information on our operating results by segment.

Recent Events

On June 14, 2016, we entered into a unit purchase agreement (the "Purchase Agreement") with Black Elk Refining, LLC, to purchase all of the issued and outstanding units representing the membership interests in Hermes Consolidated, LLC (d/b/a Wyoming Refining Company) and indirectly Wyoming Refining Company's wholly-owned subsidiary, Wyoming Pipeline Company, LLC (collectively, "Wyoming Refining") (the "WRC Acquisition"). Wyoming Refining owns and operates the 18,000 barrels per day Newcastle, Wyoming refinery and related logistics assets. The WRC Acquisition closed on July 14, 2016. Please read Note 17—Subsequent Events for further discussion.

On December 17, 2015, we entered into an equity commitment letter with Laramie Energy, pursuant to which we agreed to purchase certain membership interests of Laramie Energy for an aggregate cash purchase price of $55 million in connection with the closing of a purchase and sale agreement whereby Laramie Energy agreed to acquire certain properties in the Piceance Basin for $157.5 million, subject to customary purchase price adjustments. The transaction closed on March 1, 2016 and, upon the closing of the transaction, Laramie Energy assumed ownership and operatorship of the purchased properties and our ownership interest in Laramie Energy increased from 32.4% to 42.3%.

Results of Operations

Three months ended June 30, 2016 compared to the three months ended June 30, 2015

Net Income. Our second quarter 2016 results were impacted by poor global crack spreads which is reflected in a decrease in our net income from $11.7 million for the three months ended June 30, 2015 to a net loss of $13.1 million for the three months ended June 30, 2016. Other factors impacting our results period over period include the termination of certain financing agreements in 2015, the change in value of our contingent consideration obligation, an increase in our equity losses from Laramie and the release of a valuation allowance as further discussed below.

Adjusted EBITDA and Adjusted Net Income (Loss). For the three months ended June 30, 2016, Adjusted EBITDA was a loss of $6.8 million compared to earnings of $30.8 million for the three months ended June 30, 2015. The change was primarily related to lower crack spreads and higher transportation and repair and maintenance costs, partially offset by improved crude oil differentials and lower general and administrative expense associated with our Texadian operations.

For the three months ended June 30, 2016, Adjusted Net Income (Loss) was a loss of $35.0 million when compared to income of $17.1 million for the three months ended June 30, 2015. The change was primarily related to lower crack spreads, higher transportation and repair and maintenance costs, and an increase in our equity losses from Laramie Energy, partially offset by improved crude oil differentials.

Six months ended June 30, 2016 compared to the six months ended June 30, 2015

Net Income. During 2016, our financial performance was impacted by poor global crack spreads which is reflected in a decrease in our net income from $12.2 million for the six months ended June 30, 2015 to a net loss of $31.8 million for the six months ended June 30, 2016. Other factors impacting our results period over period include the termination of certain financing agreements in 2015, the change in value of our contingent consideration obligation, an increase in our equity losses from Laramie and the release of a valuation allowance as further discussed below.

Adjusted EBITDA and Adjusted Net Income (Loss). For the six months ended June 30, 2016, Adjusted EBITDA was a loss $1.4 million compared to earnings of $53.2 million for the six months ended June 30, 2015. The change was primarily related to lower crack spreads, the acquisition of Mid Pac on April 1, 2015, and higher transportation and repair and maintenance costs, partially offset by improved crude oil differentials.

For the six months ended June 30, 2016, Adjusted Net Income (Loss) was a loss of $41.5 million compared to income of $28.8 million for the six months ended June 30, 2015. The change was primarily related to lower crack spreads, the acquisition of Mid Pac on April 1, 2015, higher transportation and repair and maintenance costs, and an increase in losses from Laramie Energy partially offset by improved crude oil differentials and an income tax benefit due to the release of a portion of our valuation allowance.

The following tables summarize our consolidated results of operations for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015 (in thousands). The following should be read in conjunction with our condensed consolidated financial statements and notes thereto included elsewhere in this Quarterly Report.

	Three Months Ended June 30,			
	2016	2015	$ Change	% Change
Revenues	$ 413,793	$ 583,759	$ (169,966)	(29)%
Cost of revenues (excluding depreciation)	364,662	505,031	(140,369)	(28)%
Operating expense (excluding depreciation)	35,868	32,471	3,397	10 %
Lease operating expense	10	1,508	(1,498)	(99)%
Depreciation, depletion, and amortization	5,100	5,005	95	2 %
General and administrative expense	10,621	11,814	(1,193)	(10)%
Acquisition and integration expense	845	470	375	80 %
Total operating expenses	417,106	556,299		
Operating income (loss)	(3,313)	27,460		
Other income (expense)				
Interest expense and financing costs, net	(6,106)	(5,825)	(281)	(5)%
Loss on termination of financing agreements	—	(19,229)	19,229	— %
Other income (expense), net	67	(158)	225	142 %
Change in value of common stock warrants	1,176	3,313	(2,137)	(65)%
Change in value of contingent consideration	3,552	(9,495)	13,047	137 %
Equity losses from Laramie Energy, LLC	(16,948)	(2,950)	(13,998)	(475)%
Total other expense, net	(18,259)	(34,344)		
Loss before income taxes	(21,572)	(6,884)		
Income tax benefit	8,484	18,607	(10,123)	(54)%
Net income (loss)	$ (13,088)	$ 11,723		

		Six Months Ended June 30,			
		2016	2015	$ Change	% Change
Revenues	$	791,604	$ 1,127,370	$ (335,766)	(30)%
Cost of revenues (excluding depreciation)		707,051	982,537	(275,486)	(28)%
Operating expense (excluding depreciation)		73,961	64,751	9,210	14 %
Lease operating expense		124	3,039	(2,915)	(96)%
Depreciation, depletion, and amortization		10,196	8,256	1,940	23 %
General and administrative expense		21,791	21,939	(148)	(1)%
Acquisition and integration expense		1,516	1,531	(15)	(1)%
Total operating expenses		814,639	1,082,053		
Operating income (loss)		(23,035)	45,317		
Other income (expense)					
Interest expense and financing costs, net		(10,719)	(11,382)	663	6 %
Loss on termination of financing agreements		—	(19,229)	19,229	— %
Other income (expense), net		116	(154)	270	175 %
Change in value of common stock warrants		2,820	(1,709)	4,529	265 %
Change in value of contingent consideration		9,728	(14,424)	24,152	167 %
Equity losses from Laramie Energy, LLC		(18,818)	(4,776)	(14,042)	(294)%
Total other expense, net		(16,873)	(51,674)		
Loss before income taxes		(39,908)	(6,357)		
Income tax benefit		8,147	18,542	(10,395)	(56)%
Net income (loss)	$	(31,761)	$ 12,185		

The following tables summarize our operating income (loss) by segment for the three and six months ended June 30, 2016 and 2015 (in thousands). The following should be read in conjunction with our condensed consolidated financial statements and notes thereto included elsewhere in this Quarterly Report.

Three months ended June 30, 2016	Refining	Logistics (1)	Retail	Texadian	Corporate, Eliminations and Other (2)	Total
Revenues	$ 372,785	$ 24,792	$ 71,873	$ 11,769	$ (67,426)	$ 413,793
Cost of revenues (excluding depreciation)	346,547	16,547	56,516	12,483	(67,431)	364,662
Operating expense (excluding depreciation)	23,093	2,321	10,454	—	—	35,868
Lease operating expense	—	—	—	—	10	10
Depreciation, depletion and amortization	1,954	923	1,494	171	558	5,100
General and administrative expense	—	—	—	—	10,621	10,621
Acquisition and integration expense	—	—	—	—	845	845
Operating income (loss)	$ 1,191	$ 5,001	$ 3,409	$ (885)	$ (12,029)	$ (3,313)

Three months ended June 30, 2015	Refining	Logistics (1)	Retail	Texadian	Corporate, Eliminations and Other (2)	Total
Revenues	$ 538,453	$ 21,059	$ 80,938	$ 25,125	$ (81,816)	$ 583,759
Cost of revenues (excluding depreciation)	488,283	12,557	64,298	23,418	(83,525)	505,031
Operating expense (excluding depreciation)	21,398	1,316	9,757	—	—	32,471
Lease operating expense	—	—	—	—	1,508	1,508
Depreciation, depletion, and amortization	2,061	830	1,590	229	295	5,005
General and administrative expense	—	—	—	—	11,814	11,814
Acquisition and integration expense	—	—	—	—	470	470
Operating income (loss)	$ 26,711	$ 6,356	$ 5,293	$ 1,478	$ (12,378)	$ 27,460

Six months ended June 30, 2016	Refining	Logistics (1)	Retail	Texadian	Corporate, Eliminations and Other (2)	Total
Revenues	$ 709,189	$ 45,579	$ 140,375	$ 22,179	$ (125,718)	$ 791,604
Cost of revenues (excluding depreciation)	673,253	29,373	106,466	23,803	(125,844)	707,051
Operating expense (excluding depreciation)	49,143	4,220	20,598	—	—	73,961
Lease operating expense	—	—	—	—	124	124
Depreciation, depletion, and amortization	3,894	1,841	3,032	342	1,087	10,196
General and administrative expense	—	—	—	—	21,791	21,791
Acquisition and integration expense	—	—	—	—	1,516	1,516
Operating income (loss)	$ (17,101)	$ 10,145	$ 10,279	$ (1,966)	$ (24,392)	$ (23,035)

Six months ended June 30, 2015	Refining	Logistics (1)	Retail	Texadian	Corporate, Eliminations and Other (2)	Total
Revenues	$1,033,071	$ 40,777	$ 127,657	$ 66,079	$ (140,214)	$1,127,370
Cost of revenues (excluding depreciation)	939,791	23,083	97,728	64,334	(142,399)	982,537
Operating expense (excluding depreciation)	46,333	2,736	15,682	—	—	64,751
Lease operating expense	—	—	—	—	3,039	3,039
Depreciation, depletion, and amortization	3,738	1,420	2,183	458	457	8,256
General and administrative expense	—	—	—	—	21,939	21,939
Acquisition and integration expense	—	—	—	—	1,531	1,531
Operating income (loss)	$ 43,209	$ 13,538	$ 12,064	$ 1,287	$ (24,781)	$ 45,317

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(1) Our logistics operations consist primarily of intercompany transactions which eliminate on a consolidated basis.

(2) Includes eliminations of intersegment revenues and Cost of revenues (excluding depreciation) of $67.5 million and $83.5 million for the three months ended June 30, 2016 and 2015, respectively. Includes eliminations of intersegment revenues and Cost of revenues (excluding depreciation) of $125.9 million and $142.4 million for the six months ended June 30, 2016 and 2015, respectively.

Below is a summary of key operating statistics for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2016	2015	2016	2015
Refining Segment				
Total Crude Oil Throughput (Mbpd)	77.5	80.8	75.9	77.8
Source of Crude Oil:				
North America	26.5%	61.0%	45.1%	53.8%
Latin America	0.9%	10.8%	4.0%	11.9%
Africa	20.7%	16.6%	12.6%	14.1%
Asia	40.7%	11.3%	32.6%	15.9%
Middle East	11.2%	0.3%	5.7%	4.3%
Total	100.0%	100.0%	100.0%	100.0%
Yield (% of total throughput)				
Gasoline and gasoline blendstocks	27.3%	25.5%	26.8%	26.3%
Distillate	47.1%	43.0%	44.2%	43.7%
Fuel oils	17.7%	23.9%	19.9%	22.5%
Other products	4.7%	4.9%	5.7%	4.7%
Total yield	96.8%	97.3%	96.6%	97.2%
Refined product sales volume (Mbpd)				
On-island sales volume	61.0	64.2	60.9	64.3
Exports sale volume	8.7	10.5	14.7	14.1
Total refined product sales volume	69.7	74.7	75.6	78.4
4-1-2-1 Singapore Crack Spread (1) ($ per barrel)	$ 2.46	$ 8.24	$ 2.92	$ 8.04
4-1-2-1 Mid Pacific Crack Spread (1) ($ per barrel)	3.96	9.76	4.22	9.43
Mid Pacific Crude Oil Differential (2) ($ per barrel)	(2.04)	(1.30)	(2.07)	(1.86)
Operating income (loss) per bbl ($/throughput bbl)	(1.08)	3.20	(0.19)	2.84
Adjusted Gross Margin per bbl ($/throughput bbl) (3)	2.35	6.42	3.53	6.50
Production costs per bbl ($/throughput bbl) (4)	3.15	2.94	3.44	3.39
DD&A per bbl ($/throughput bbl)	0.28	0.28	0.28	0.27
Retail Segment				
Retail sales volumes (thousands of gallons)	22,998	22,621	45,284	34,787
Logistics Segment				
Pipeline throughput (Mbpd)				
Crude oil pipelines	80.9	84.0	78.5	79.2
Refined product pipelines	61.8	66.9	68.2	70.7
Total pipeline throughput	142.7	150.9	146.7	149.9

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(1) The profitability of our Hawaii business is heavily influenced by crack spreads in both the Singapore and U.S. West Coast markets. These markets reflect the closest, liquid market alternatives to source refined products for Hawaii. We believe the Singapore and Mid Pacific crack spreads (or four barrels of Brent crude converted into one barrel of gasoline, two barrels of distillate (diesel and jet fuel) and one barrel of fuel oil) best reflect a market indicator for our operations. The Mid Pacific crack spread is calculated using a ratio of 80% Singapore and 20% San Francisco indexes.

(2) Weighted-average differentials, excluding shipping costs, of a blend of crudes with an API of 31.98 and sulfur weight percentage of 0.65% that is indicative of our typical crude oil mix quality compared to Brent crude.

(3) Please see discussion of Adjusted Gross Margin below. We calculate Adjusted Gross Margin per barrel by dividing Adjusted Gross Margin by total refining throughput.

(4) Management uses production costs per barrel to evaluate performance and compare efficiency to other companies in the industry. There are a variety of ways to calculate production costs per barrel; different companies within the industry calculate it in different ways. We calculate production costs per barrel by dividing all direct production costs, which include the costs to run the refinery including personnel costs, repair and maintenance costs, insurance, utilities and other miscellaneous costs, by total refining throughput. Our production costs are included in Operating expense (excluding depreciation) on our condensed consolidated statement of operations, which also includes costs related to our bulk marketing operations.

Non-GAAP Performance Measures

Management uses certain financial measures to evaluate our operating performance that are considered non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies.

Adjusted Gross Margin

Adjusted Gross Margin is defined as (i) operating income (loss) plus operating expense (excluding depreciation), depreciation, depletion and amortization, inventory valuation adjustments (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments and the impact of the embedded derivative repurchase obligation) and unrealized gains (losses) on derivatives or (ii) revenues less cost of revenues (excluding depreciation) less inventory valuation adjustments and unrealized gains (losses) on derivatives. We define cost of revenues (excluding depreciation) as the hydrocarbon-related costs of inventory sold, transportation costs of delivering product to customers, crude oil consumed in the refining process, costs to satisfy our RINS obligations and certain hydrocarbon fees and taxes. Cost of revenues (excluding depreciation) also includes the unrealized gains (losses) on derivatives and inventory valuation adjustments just that we exclude from Adjusted Gross Margin.

Management believes Adjusted Gross Margin is an important measure of operating performance and uses Adjusted Gross Margin per barrel to evaluate operating performance and compare profitability to other companies in the industry and to industry benchmarks. Management believes Adjusted Gross Margin provides useful information to investors because it eliminates the gross impact of volatile commodity prices and adjusts for certain non-cash items and timing differences created by our inventory financing agreement and lower of cost or net realizable value adjustments to demonstrate the earnings potential of the business before other fixed and variable costs, which are reported separately in Operating expense (excluding depreciation) and Depreciation, depletion and amortization.

Adjusted Gross Margin should not be considered an alternative to operating income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted Gross Margin presented by other companies may not be comparable to our presentation since each company may define this term differently as they may include other manufacturing costs and depreciation expense in cost of revenues.

The following tables present a reconciliation of Adjusted Gross Margin to the most directly comparable GAAP financial measure, operating income (loss), on a historical basis, for selected segments, for the periods indicated (in thousands):

Three months ended June 30, 2016	Refining	Logistics	Retail	Texadian
Operating income (loss)	$ 1,191	$ 5,001	$ 3,409	$ (885)
Operating expense (excluding depreciation)	23,093	2,321	10,454	—
Depreciation, depletion and amortization	1,954	923	1,494	171
Inventory valuation adjustment	(676)	—	—	(383)
Unrealized loss (gain) on derivatives	(8,949)	—	—	543
Adjusted Gross Margin	$ 16,613	$ 8,245	$ 15,357	$ (554)

Three months ended June 30, 2015	Refining	Logistics	Retail	Texadian
Operating income (loss)	$ 26,711	$ 6,356	$ 5,293	$ 1,478
Operating expense (excluding depreciation)	21,398	1,316	9,757	—
Depreciation, depletion and amortization	2,061	830	1,590	229
Inventory valuation adjustment	—	—	—	44
Unrealized loss (gain) on derivatives	(3,005)	—	—	1,025
Adjusted Gross Margin	$ 47,165	$ 8,502	$ 16,640	$ 2,776

Six months ended June 30, 2016	Refining	Logistics	Retail	Texadian
Operating income (loss)	$ (17,101)	$ 10,145	$ 10,279	$ (1,966)
Operating expense (excluding depreciation)	49,143	4,220	20,598	—
Depreciation, depletion and amortization	3,894	1,841	3,032	342
Inventory valuation adjustment	20,760	—	—	(3,499)
Unrealized loss (gain) on derivatives	(7,934)	—	—	520
Adjusted Gross Margin	$ 48,762	$ 16,206	$ 33,909	$ (4,603)

Six months ended June 30, 2015	Refining	Logistics	Retail	Texadian
Operating income (loss)	$ 43,209	$ 13,538	$ 12,064	$ 1,287
Operating expense (excluding depreciation)	46,333	2,736	15,682	—
Depreciation, depletion and amortization	3,738	1,420	2,183	458
Inventory valuation adjustment	—	—	—	(2,135)
Unrealized loss (gain) on derivatives	(1,693)	—	—	2,119
Adjusted Gross Margin	$ 91,587	$ 17,694	$ 29,929	$ 1,729

Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) is defined as net income (loss) excluding changes in the value of contingent consideration and common stock warrants, acquisition and integration expense, unrealized (gains) losses on derivatives, inventory valuation adjustment, loss on termination of financing agreements and release of tax valuation allowance. Adjusted EBITDA is Adjusted Net Income (Loss) excluding interest, taxes, DD&A and equity losses from Laramie Energy. We believe Adjusted Net Income (Loss) and Adjusted EBITDA are useful supplemental financial measures that allow investors to assess:

- The financial performance of our assets without regard to financing methods, capital structure or historical cost basis;
- The ability of our assets to generate cash to pay interest on our indebtedness; and
- Our operating performance and return on invested capital as compared to other companies without regard to financing methods and capital structure.

Adjusted Net Income (Loss) and Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), net income (loss), cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted Net Income (Loss) and Adjusted EBITDA presented by other companies may not be comparable to our presentation as other companies may define these terms differently.

The following table presents a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to the most directly comparable GAAP financial measure, net income (loss), on a historical basis for the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2016	2015	2016	2015
Net income (loss)	$ (13,088)	$ 11,723	$ (31,761)	$ 12,185
Inventory valuation adjustment	(1,059)	44	17,261	(2,135)
Unrealized loss (gain) on derivatives	(8,406)	(1,980)	(7,414)	426
Acquisition and integration expense	845	470	1,516	1,531
Loss on termination of financing agreements	—	19,229	—	19,229
Release of tax valuation allowance (1)	(8,573)	(18,585)	(8,573)	(18,585)
Change in value of common stock warrants	(1,176)	(3,313)	(2,820)	1,709
Change in value of contingent consideration	(3,552)	9,495	(9,728)	14,424
Adjusted Net Income (Loss)	(35,009)	17,083	(41,519)	28,784
Depreciation, depletion and amortization	5,100	5,005	10,196	8,256
Interest expense and financing costs, net	6,106	5,825	10,719	11,382
Equity losses from Laramie Energy, LLC	16,948	2,950	18,818	4,776
Income tax expense (benefit)	89	(22)	426	43
Adjusted EBITDA	$ (6,766)	$ 30,841	$ (1,360)	$ 53,241

_____

(1) Included in Income tax benefit on our condensed consolidated statements of operations.

Factors Impacting Segment Results

Three months ended June 30, 2016 compared to the three months ended June 30, 2015

    Refining. Operating income for our refining segment was $1.2 million for the three months ended June 30, 2016, a decrease of $25.5 million compared to $26.7 million for the three months ended June 30, 2015. The decrease in profitability was primarily driven by lower crack spreads. The 4-1-2-1 Mid Pacific crack spread decreased 59% from $9.76 per barrel in the second quarter of 2015 to $3.96 per barrel in the second quarter of 2016. The decrease in crack spreads was partially offset by improved crude oil differentials. The Mid Pacific crude oil differential increased 57% from $1.30 per barrel in the second quarter of 2015 to $2.04 per barrel in the second quarter of 2016. Additionally, our profitability decreased as a result of approximately $1.9 million of repair and maintenance expenses incurred in connection with the turnaround of our Hawaii refinery that will take place in the third quarter of 2016.

    Logistics. Operating income for our logistics segment was $5.0 million for the three months ended June 30, 2016, a decrease of $1.4 million compared to operating income of $6.4 million for the three months ended June 30, 2015. Profitability of the logistics business is primarily driven by throughput, which decreased from 150.9 Mbpd for the three months ended June 30, 2015 to 142.7 Mbpd for the three months ended June 30, 2016. Additionally, repair and maintenance costs related to our SPM increased by $0.8 million.

    Retail. Operating income for our retail segment was $3.4 million for the three months ended June 30, 2016, a decrease of $1.9 million compared to operating income of $5.3 million for the three months ended June 30, 2015. The decrease in operating income was primarily due to a decrease in sales prices of 14% partially offset by 2% higher retail sales volumes in the quarter. The decrease in sales prices caused a compression in margin as costs did not decrease at the same rate as sales prices.

    Texadian. Operating loss for our Texadian segment was $0.9 million for the three months ended June 30, 2016, a decrease of $2.4 million compared to operating income of $1.5 million for the three months ended June 30, 2015. The decrease was primarily due to lower trading differentials on heavy Canadian crude oil and lower volumes as the Cushing/Hardisty trading differential decreased from $4.54 per barrel in the second quarter of 2015 to $3.69 per barrel in the second quarter of 2016.

Six months ended June 30, 2016 compared to the six months ended June 30, 2015

  Refining. Operating loss for our refining segment was $17.1 million for the six months ended June 30, 2016, a decrease of $60.3 million compared to operating income of $43.2 million for the six months ended June 30, 2015. The decrease in profitability was primarily driven by lower crack spreads. The 4-1-2-1 Mid Pacific crack spread decreased 55% from $9.43 per barrel for the six months ended June 30, 2015 to $4.22 per barrel for the six months ended June 30, 2016. The decrease in crack spreads was partially offset by improved crude oil differentials. The Mid Pacific crude oil differential increased 11% from $1.86 per barrel for the six months ended June 30, 2015 to $2.07 per barrel for the six months ended June 30, 2016. Additionally, our profitability decreased as a result of approximately $1.9 million of repair and maintenance expenses incurred in connection with the turnaround of our Hawaii refinery that will take place in the third quarter of 2016.

  Logistics. Operating income for our logistics segment was $10.1 million for the six months ended June 30, 2016, a decrease of $3.4 million compared to operating income of $13.5 million for the six months ended June 30, 2015. Profitability of the logistics business is primarily driven by a $1.2 million increase in repair and maintenance costs related to our SPM and throughput, which decreased from 149.9 Mbpd for the six months ended June 30, 2015 to 146.7 Mbpd for the six months ended June 30, 2016.

  Retail. Operating income for our retail segment was $10.3 million for the six months ended June 30, 2016, a decrease of $1.8 million compared to operating income of $12.1 million for the six months ended June 30, 2015. The decrease in operating income was primarily due to a decrease in sales prices of 15%. The decrease in sales prices was partially offset by the acquisition of Mid Pac on April 1, 2015 which contributed $5.9 million of operating income for the six months ended June 30, 2016 to our retail segment as compared to $3.1 million for the six months ended June 30, 2015.

  Texadian. Operating loss for our Texadian segment was $2.0 million for the six months ended June 30, 2016, a decrease of $3.3 million compared to operating income of $1.3 million for the six months ended June 30, 2015. The decrease was primarily due to lower trading differentials on heavy Canadian crude oil as the Cushing/Hardisty trading differential decreased from $5.49 per barrel for the six months ended June 30, 2015 to $3.60 per barrel for the six months ended June 30, 2016.

Adjusted Gross Margin

Three months ended June 30, 2016 compared to the three months ended June 30, 2015

  Refining. For the three months ended June 30, 2016, our refining Adjusted Gross Margin was approximately $16.6 million, a decrease of $30.6 million compared to $47.2 million for the three months ended June 30, 2015. The decrease was primarily due to lower crack spreads. The 4-1-2-1 Mid Pacific crack spread decreased 59% from $9.76 per barrel during the three months ended June 30, 2015 to $3.96 per barrel during the three months ended June 30, 2016. The decrease in crack spreads resulted in a decrease of approximately $22.6 million in Adjusted Gross Margin for the refining segment.

  Logistics. For the three months ended June 30, 2016, our logistics Adjusted Gross Margin was approximately $8.2 million, a decrease of $0.3 million compared to $8.5 million for the three months ended June 30, 2015. The decrease was primarily driven by throughput, which decreased from 150.9 Mbpd for the three months ended June 30, 2015 to 142.7 Mpbd for the three months ended June 30, 2016.

  Retail. For the three months ended June 30, 2016, our retail Adjusted Gross Margin was approximately $15.4 million, a decrease of $1.2 million when compared to $16.6 million for the three months ended June 30, 2015. The decrease was primarily due to a decrease of 14% in sales prices which caused a compression in retail fuel margins (sales price of fuel charged to retail customers "at the pump" minus cost of fuel paid to our suppliers) as costs did not decrease at the same rate as prices. We typically experience lower fuel margins in periods when the cost of crude oil is increasing, and higher fuel margins in periods when the cost of crude oil is decreasing. The decrease in sales prices was partially offset by 2% higher retail sales volumes.

  Texadian. For the three months ended June 30, 2016, our Texadian Adjusted Gross Margin was a loss of approximately $0.6 million, a decrease of $3.4 million compared to approximately $2.8 million for the three months ended June 30, 2015. The decrease was primarily due to lower trading differentials on heavy Canadian crude oil and lower volumes as the Cushing/Hardisty trading differential decreased from $4.54 per barrel for the three months ended June 30, 2015 to $3.69 per barrel for the three months ended June 30, 2016.

Six months ended June 30, 2016 compared to the six months ended June 30, 2015

  Refining. For the six months ended June 30, 2016, our refining Adjusted Gross Margin was approximately $48.8 million, a decrease of $42.8 million compared to $91.6 million for the six months ended June 30, 2015. The decrease was primarily due to lower crack spreads. The 4-1-2-1 Mid Pacific crack spread decreased 55% from $9.43 per barrel for the six months ended June 30, 2015 to $4.22 per barrel for the six months ended June 30, 2016. The decrease in crack spreads was partially offset by improved crude oil differentials. The Mid Pacific crude oil differential increased 11% from $1.86 per barrel for the six months ended June 30, 2015 to $2.07 per barrel for the six months ended June 30, 2016.

Logistics. For the six months ended June 30, 2016, our logistics Adjusted Gross Margin was approximately $16.2 million, a decrease of $1.5 million compared to $17.7 million for the six months ended June 30, 2015. The decrease was primarily driven by throughput, which decreased from 149.9 Mbpd for the six months ended June 30, 2015 to 146.7 Mbpd for the six months ended June 30, 2016.

Retail. For the six months ended June 30, 2016, our retail Adjusted Gross Margin was approximately $33.9 million, an increase of $4.0 million when compared to $29.9 million for the six months ended June 30, 2015. The increase was primarily due to the acquisition of Mid Pac on April 1, 2015 which contributed to higher sales volumes of 30% offset by a decrease of 15% in sales prices which caused a compression in retail fuel margins (sales price of fuel charged to retail customers "at the pump" minus cost of fuel paid to our suppliers) as costs did not decrease at the same rate as prices.

Texadian. For the six months ended June 30, 2016, our Texadian Adjusted Gross Margin was a loss of approximately $4.6 million, a decrease of $6.3 million when compared to approximately $1.7 million for the six months ended June 30, 2015. The decrease was primarily due to lower trading differentials on heavy Canadian crude oil and lower volumes as the Cushing/ Hardisty trading differential decreased from $5.49 per barrel in the six months ended June 30, 2015 to $3.60 per barrel in the six months ended June 30, 2016.

Discussion of Consolidated Results

Three months ended June 30, 2016 compared to the three months ended June 30, 2015

Revenues. For the three months ended June 30, 2016 revenues were $413.8 million, a $170.0 million decrease compared to $583.8 million for the three months ended June 30, 2015. The decrease was primarily due to a reduction of $149.7 million and $13.4 million in third-party revenues in our refining and Texadian segments, respectively, driven by global declines in crude oil prices. Brent crude oil prices averaged $45.57 per barrel during the second quarter of 2016 compared to $61.65 per barrel during the second quarter of 2015, with similar decreases experienced for WTI crude oil prices. Revenues in our retail segment decreased $12.7 million primarily driven by a decrease of 14% in sales prices. Intercompany revenues for the refining segment, which are eliminated on a consolidated basis, decreased by $16 million.

Cost of Revenues (Excluding Depreciation). For the three months ended June 30, 2016, cost of revenues (excluding depreciation), was $364.7 million, a $140.4 million decrease compared to $505.0 million for the three months ended June 30, 2015. The decrease was primarily due to a reduction of $141.7 million in refining cost of revenues (excluding depreciation), as a result of global declines in crude oil prices as discussed above.

Operating Expense (Excluding Depreciation). For the three months ended June 30, 2016, operating expense (excluding depreciation) was approximately $35.9 million, an increase of $3.4 million when compared to $32.5 million for the three months ended June 30, 2015. The increase was primarily due to higher repair and maintenance expenses of approximately $1.9 million related to the contemplated turnaround of our Hawaii refinery and an increase of approximately $2 million in transportation costs resulting from a new barge chartered in March 2016.

Lease Operating Expense. For the three months ended June 30, 2016, lease operating expense was approximately $10.0 thousand, a decrease of $1.5 million when compared to $1.5 million for the three months ended June 30, 2015. The decrease was primarily due to shutting in operations at the Point Arguello Unit in offshore California during the third quarter of 2015.

Depreciation, Depletion and Amortization. For the three months ended June 30, 2016, DD&A expense was approximately $5.1 million, which was relatively flat compared to $5.0 million for the three months ended June 30, 2015.

General and Administrative Expense. For the three months ended June 30, 2016, general and administrative expense was approximately $10.6 million, a decrease of $1.2 million when compared to $11.8 million for the three months ended June 30, 2015. The decrease was primarily due to lower payroll and other administrative costs associated with our Texadian operations. Our Canadian office that supported our Texadian operations was closed in the first quarter of 2016.

Acquisition and Integration Expense. For the three months ended June 30, 2016, acquisition and integration expense was approximately $0.8 million, an increase of $0.3 million when compared to $0.5 million for the three months ended June 30, 2015. The increase was due to acquisition expense of $0.8 million incurred in connection with the WRC Acquisition completed in July 2016. Additionally, during the three months ended June 30, 2016, we incurred no expense related to the integration of Mid

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Pac, which was acquired on April 1, 2015, compared to $0.5 million of integration expense during the three months ended June 30, 2015.

Interest Expense and Financing Costs, Net. For the three months ended June 30, 2016, our interest expense and financing costs were approximately $6.1 million, an increase of $0.3 million when compared to $5.8 million for the three months ended June 30, 2015. Interest expense associated with our retail operations increased $1.5 million due to higher principal amounts outstanding under the KeyBank credit agreement compared to the terminated HIE Retail credit agreement. The increase in interest expense associated with our retail operations was partially offset by a decrease of $0.8 million due to lower balances on our Term Loan and a decrease of $0.3 million related to our Texadian credit agreement which expired in February 2016.

Change in Value of Common Stock Warrants. For the three months ended June 30, 2016, the change in value of common stock warrants resulted in a gain of approximately $1.2 million, a decrease of $2.1 million when compared to a gain of approximately $3.3 million for the three months ended June 30, 2015. For the three months ended June 30, 2016, our stock price decreased from $18.76 per share as of March 31, 2016 to $15.34 per share as of June 30, 2016 which resulted in a decrease in the fair value of the common stock warrants. During the three months ended June 30, 2015, our stock price decreased from $23.21 per share as of March 31, 2015 to $18.72 per share as of June 30, 2015, which resulted in a decrease in the fair value of the common stock warrants.

Change in Value of Contingent Consideration. For the three months ended June 30, 2016, the change in value of our contingent consideration liability resulted in a gain of approximately $3.6 million, a change of $13.1 million when compared to a loss of $9.5 million for the three months ended June 30, 2015. The contingent consideration relates to the acquisition of PHR which occurred on September 25, 2013 and the change in value during the three months ended June 30, 2016 was due to a decrease in our expected cash flows related to PHR for 2016 as a result of lower crack spreads.

Equity Losses From Laramie Energy. For the three months ended June 30, 2016, equity losses from Laramie were approximately $16.9 million, an increase in the loss of $14.0 million compared to equity losses of $3.0 million for the three months ended June 30, 2015. The increase in the loss was primarily due to an increase in derivative losses and DD&A of $28.5 million and $4.6 million, respectively, in the second quarter of 2016 compared to the same period in 2015.

Income Taxes. For the three months ended June 30, 2016, we recorded an income tax benefit of $8.5 million primarily due to the release of a portion of our valuation allowance as we expect to be able to utilize a portion of our NOL carryforwards to offset future taxable income associated with the reversal of the deferred tax liability recognized upon issuance of the 5.00% Convertible Senior Notes. For the three months ended June 30, 2015, we recorded an income tax benefit of $18.6 million primarily due to the release of a portion of our valuation allowance as we expect to be able to utilize a portion of our net operating loss ("NOL") carryforwards to offset future taxable income of Mid Pac.

Six months ended June 30, 2016 compared to the six months ended June 30, 2015

Revenues. For the six months ended June 30, 2016, revenues were $791.6 million, a $335.8 million decrease compared to $1.1 billion for the six months ended June 30, 2015. The decrease was primarily due to reductions of $324.9 million and $25.8 million in third-party revenues in our refining and Texadian segments, respectively, and was primarily the result of global declines in crude oil prices. Brent crude oil prices averaged $57.84 per barrel in the six months ended June 30, 2015 compared to $39.80 per barrel in the six months ended June 30, 2016, with similar decreases experienced for WTI crude oil prices. Revenues in our retail segment increased $12.7 million primarily driven by the Mid Pac acquisition on April 1, 2015 which contributed revenues for the retail segment of $58.7 million and $31.6 million for the six months ended June 30, 2016 and 2015, respectively. The increase in retail revenues was partially offset by a decrease of 15% in sales prices. Intercompany revenues for the refining and Texadian segments, which are eliminated on a consolidated basis, increased by $1.0 million and decreased by $18.1 million, respectively, during the six months ended June 30, 2016 compared to the same period in 2015.

Cost of Revenues (Excluding Depreciation). For the six months ended June 30, 2016, cost of revenues (excluding depreciation), was $707.1 million, a $275.4 million decrease compared to $1.0 billion for the six months ended June 30, 2015. The decrease was primarily due to reductions of $266.5 million and $40.5 million in our refining and Texadian segments, respectively, and was primarily the result of global declines in crude oil prices as discussed above. Cost of revenues (excluding depreciation) in our retail segment increased $8.8 million primarily driven by the Mid Pac acquisition on April 1, 2015 which contributed cost of revenues (excluding depreciation) for the retail segment of $43.6 million and $24.7 million for the six months ended June 30, 2016 and 2015, respectively. The increase in retail cost of revenues (excluding depreciation) was partially offset by a decrease of 31% in the cost of refined product resulting from the global declines in crude oil prices as discussed above. Intercompany cost of revenues (excluding depreciation) for the refining and Texadian segments, which are eliminated on a consolidated basis, increased by $1.0 million and decreased by $18.1 million, respectively, during the six months ended June 30, 2016 compared to the same period in 2015.

Operating Expense (Excluding Depreciation). For the six months ended June 30, 2016, operating expense (excluding depreciation) was approximately $74.0 million, an increase of $9.2 million compared to $64.8 million for the six months ended June 30, 2015. The increase was primarily due to the acquisition of Mid Pac which had operating expense (excluding depreciation) of $10.9 million in 2016 compared to $4.9 million in 2015, an increase of $6.0 million. Additionally, we chartered a new barge in 2016 which increased operating expense (excluding depreciation) by $2.0 million and repair and maintenance expense increased $1.6 million in connection with the scheduled turnaround.

Lease Operating Expense. For the six months ended June 30, 2016, lease operating expense was approximately $0.1 million, a decrease of $2.9 million when compared to $3.0 million for the six months ended June 30, 2015. The decrease was primarily due to shutting in operations at the Point Arguello Unit in offshore California during the third quarter of 2015.

Depreciation, Depletion and Amortization. For the six months ended June 30, 2016, DD&A expense was approximately $10.2 million, an increase of $1.9 million compared to $8.3 million for the six months ended June 30, 2015. The increase was primarily due to depreciation, depletion and amortization of assets acquired as part of the Mid Pac acquisition on April 1, 2015. Mid Pac contributed $2.9 million and $1.5 million of DD&A expense for the six months ended June 30, 2016 and 2015, respectively.

General and Administrative Expense. For the six months ended June 30, 2016, general and administrative expense was approximately $21.8 million, which was relatively flat when compared to $21.9 million for the six months ended June 30, 2015.

Acquisition and Integration Expense. For the six months ended June 30, 2016, acquisition and integration expense was approximately $1.5 million, which was flat when compared to $1.5 million for the six months ended June 30, 2015. The expense related to the WRC Acquisition in the six months ended June 30, 2016 was comparable to expense incurred for the Mid Pac acquisition and integration during the six months ended June 30, 2015.

Interest Expense and Financing Costs, Net. For the six months ended June 30, 2016, our interest expense and financing costs were approximately $10.7 million, a decrease of $0.7 million when compared to $11.4 million for the six months ended June 30, 2015. The decrease was primarily due to lower interest expense associated with our Term Loan partially offset by an increase in interest expense associated with our retail operations. The Term Loan interest expense decreased due to a lower principal amount outstanding during the six months ended June 30, 2016 and lower interest rates in effect during the first quarter of 2016 as a result of paying cash for interest rather than paying interest in kind. Interest expense associated with our retail operations increased due to higher principal amounts outstanding under the KeyBank credit agreement compared to the terminated HIE Retail credit agreement.

Change in Value of Common Stock Warrants. For the six months ended June 30, 2016, the change in value of common stock warrants resulted in a gain of approximately $2.8 million, a change of $4.5 million when compared to a loss of $1.7 million for the six months ended June 30, 2015. For the six months ended June 30, 2016, our stock price decreased from $23.54 per share as of December 31, 2015 to $15.34 per share as of June 30, 2016 which resulted in a decrease in the fair value of the common stock warrants. During the six months ended June 30, 2015, our stock price increased from $16.25 per share on December 31, 2014 to $18.72 per share on June 30, 2015 which resulted in an increase in the value of the common stock warrants.

Change in Value of Contingent Consideration. For the six months ended June 30, 2016, the change in value of our contingent consideration liability resulted in a gain of approximately $9.7 million, a change of $24.1 million when compared to a loss of $14.4 million for the six months ended June 30, 2015. The contingent consideration relates to the acquisition of PHR which occurred on September 25, 2013 and the change in value was due to a decrease in our expected cash flows related to PHR for 2016 as a result of lower crack spreads.

Loss on Termination of Financing Agreements. For the six months ended June 30, 2015, our loss on the termination of financing agreements was approximately $19.2 million, which includes a loss of $17.4 million on the termination of the Barclays Supply and Exchange Agreements and a loss of $1.8 million on the termination of the previous PHR credit agreement.The loss of $17.4 million on the termination of the Supply and Exchange Agreements consists of a loss of $13.3 million for the cash settlement value of the liability and a loss of $5.6 million for the acceleration of deferred financing costs, partially offset by a $1.5 million exit fee received from Barclays. The loss on the termination of the HIE ABL consists of the accelerated amortization of deferred financing costs. No such loss was incurred in the 2016 period.

Equity Losses From Laramie Energy. For the six months ended June 30, 2016, equity losses from Laramie were approximately $18.8 million, an increase in the loss of $14.0 million compared to equity losses of $4.8 million for the six months ended June 30, 2015. The increase in the loss was primarily due lower sales prices for gas and condensate and a $20.7 million increase in losses on derivative instruments in the six months ended June 30, 2016 compared to the same period in 2015.

Income Taxes. For the six months ended June 30, 2016, we recorded an income tax benefit $8.5 million primarily due to the release of $8.6 million of our valuation allowance as we expect to be able to utilize a portion of our NOL carryforwards to offset future taxable income associated with the reversal of the deferred tax liability recognized upon issuance of the 5.00% Convertible Senior Notes. For the six months ended June 30, 2015, we recorded an income tax benefit of $18.5 million primarily due to the release of $18.6 million of our valuation allowance as we expect to be able to utilize a portion of our net operating loss ("NOL") carryforwards to offset future taxable income of Mid Pac.